FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	Press release, dated March 6, 2009, entitled “Telecom Argentina S.A. announces consolidated annual period (“FY08”) and fourth quarter results for fiscal year 2008 (“4Q08”)”

FOR IMMEDIATE RELEASE

Market Cap: P$5.3 billion

March, 6 2009

Contacts:

Pedro Insussarry

Solange Barthe Dennin

(54-11) 4968-3743/3752

TELECOM ARGENTINA S.A. ANNOUNCES CONSOLIDATED ANNUAL PERIOD

(‘FY08’) and FOURTH QUARTER RESULTS FOR FISCAL YEAR 2008 (‘4Q08’)*

†

Telecom Argentina Group continued with the expansion of its business during fiscal year 2008. Consolidated Net Revenues amounted to P$10,608 million (+17%) when compared to same period of the previous fiscal year (“FY07”). Revenues generated by the Cellular business grew by 20% and the Internet business increased by 39%.

†	Cellular subscribers totaled 14.4 million (+17%), while broadband subscribers reached 1,042,000 (+33%). Fixed lines in service also increased by 2% to 4.3 million.

†

Operating Profit Before Depreciation and Amortization (“OPBDA”) reached P$3,330 million (+9% vs. FY07), equivalent to 31% of Net Revenues, mainly fueled by growth in cellular telephony in Argentina. On the contrary, fixed line telephony profitability continued to weaken due to frozen tariffs of regulated services and the inflation effect on the cost structure.

†	Operating Profit amounted to P$2,041 million (+25% vs. FY07), equivalent to 19% of Net Revenues (+121 bps. vs. FY07).

†	Net Income reached P$961 million (+9% vs. FY07). If Publicom sales effects were not contemplated, Net Income would have grown by 23% vs. FY07.

†	Investments (excluding materials) totaled P$1,597 million during FY08 (+23% vs. FY07), where P$834 million were allocated to fixed telephony (+21% vs. FY07).

†

Net Financial Debt (before NPV effect) declined to P$912 million (-P$1,143 million vs. December 2007). The Net Financial Debt to OPBDA ratio declined from 0.7x as of the end of December 2007 to 0.3x as of the end of December 2008.

	As of December-31			Δ%
	2008	2007	Δ
Consolidated Net Revenues (in MM P$)	10.608	9.074	1.534	17%
Voice, Data & Internet	3.653	3.302	351	11%
Cellular	6.955	5.772	1.183	20%
Operating Profit before D&A (in MM P$)	3.330	3.052	278	9%
Operating Profit (in MM P$)	2.041	1.636	405	25%
Net Income (in MM P$)	961	884	77	9%
Shareholder’s equity (in MM P$)	4.020	3.030	990	33%
Net Financial Debt - Before NPV effect (in MM P$)	912	2.055	(1.143)	-56%
Net Financial Debt - Book value (in MM P$)	903	1.993	(1.090)	-55%
CAPEX (in MM P$)	1.597	1.302	295	23%
Lines in service (Fixed lines -in thousands)	4.299	4.208	91	2%
Cellular customers (in thousands)	14.390	12.292	2.098	17%
Personal (Argentina)	12.564	10.666	1.898	18%
Núcleo (Paraguay)	1.826	1.626	200	12%
ADSL customers (in thousands)	1.042	783	259	33%
Fixed line traffic (in MM minutes, Internet & Public Telephony not incl.)	16.306	16.878	(572)	-3%
Incoming/Outgoing cellular voice traffic in Arg. (in MM minutes)	11.579	9.946	1.633	16%
Average Revenue per user (ARPU ) Fixed Telephony/voice (in P$)	39	39	—	0%
Average Revenue per user (ARPU ) Cellular Telephony Arg. (in P$)	41	39	2	5%

*	Non-audited Financial data

1	www.telecom.com.ar

Buenos Aires, March 6, 2009 – Telecom Argentina (BASE: TECO2; NYSE: TEO), one of Argentina’s leading telecommunications groups, announced today a Net Income of P$961 million for the fiscal year ended December 31, 2008 or +9% when compared to same period of the previous year. If Publicom sales effects were not contemplated, Net Income would have grown by 23% vs. FY07.

	FY08	FY07	Δ	Δ%
Net Revenues (MMP$)	10.608	9.074	1.534	17%
Net Income (MMP$)	961	884	77	9%
Earnings per Share (P$)	0,98	0,90	0,08
Earnings per ADR (P$)	4,88	4,49	0,39

OPBDA *	31%	34%
Operating Profit *	19%	18%
Net Income *	9%	10%

*	As a percentage of Net Revenues

During FY08, Consolidated Net Revenues increased by 17% (+P$1,534 million vs. FY07) to P$10,608 million, mainly fueled by the cellular and broadband businesses.

Moreover, OPBDA increased by 9% (+P$278 million) to P$3,330 million (31% of Consolidated Net Revenues).

Company Activities

Consolidated Net Revenues

The evolution in Consolidated Net Revenues by reportable segment was as follows:

Voice, Data Transmission & Internet

During fiscal year 2008, revenues generated by these services amounted to P$3,653 million, +11% vs. FY07, where Internet revenues have grown the most (+39% vs. FY07).

Voice

Total Revenues for this service reached P$2,701 million (+4% vs. FY07). The results of this line of business are still affected by frozen tariffs of regulated services.

Monthly Charges and Supplementary Services increased by P$53 million, or 7% vs. FY07, to P$799 million, as a consequence of a higher number of lines in service (+2%), which reached 4.3 million lines, and the 19% increase in supplementary services.

Revenues generated by traffic (Local Measured Service, Domestic Long Distance and International Telephony) totaled P$1,237 million, an increase of 1% vs. FY07, as a consequence of a slight decrease of 3% in minutes affected by the mobile substitution, reflecting a small decrease in local and national long distance traffic. Otherwise, international traffic continued growing by 10% vs. FY07.

Interconnection revenues amounted to P$400 million (+7% vs. FY07), mainly as a consequence of traffic originated in cellular lines but transported by and terminated in the Company’s fixed-line network.

Other revenues reached P$265 million (+5% vs. FY07). This evolution is the consequence of an increase in billing and collection fees as well as in voice, data and internet equipment sales despite a decrease in Public Telephony revenues (-P$31 million), which was affected by the development of the mobile service.

Data Transmission and Internet

Data transmission revenues amounted to P$217 million (+25% vs. FY07), generated by the offering of new solutions to the corporate market geared towards addressing internal necessities related to infrastructure. This has enhanced its position as an integrated provider of innovative ICT solutions (connectivity, housing and hosting). In this line, in July 2008, Telecom acquired the shares of Cubecorp Argentina S.A., a world class infrastructure datacenter located in Buenos Aires, in order to maximize its datacenter services.

2	www.telecom.com.ar

Revenues related to Internet reached P$735 million (+207 million or 39% vs. FY07), mainly due to the substantial expansion of broadband service, driven by better network coverage, commercial promotions and innovation of the service portfolio.

During the fourth quarter, and in line with the increase of the market, in November, Telecom reached one million ADSL clients. As part of this milestone, the company carried out several extensive promotions through TV, visual advertisements, radio and Internet media.

During this quarter, Telecom continued promoting Arnet Go, the first broadband service that combines ADSL technology for home internet access using a Wi-Fi modem, and the mobile internet access through Telecom Personal’s 3G networks.

As of December 31, 2008, Telecom reached 1.042.000 ADSL customers (+33% vs. FY07). Lines with these types of connections represent approximately 24% of Telecom’s fixed-lines in service.

Cellular Telephony

Cellular Telephony continues expanding, increasing its participation in the Group’s total revenues (66% vs. 64% in FY07). During FY08, this business generated revenues of P$6,955 million (+20% vs. FY07). As of the end of December 2008 total subscribers reached 14.4 million representing an increase of 0.6 million subscribers when compared to September 30, 2008 and 2.1 million vs. FY07.

Telecom Personal in Argentina

As of the end of December 2008, Personal reached 12.6 million subscribers in Argentina (+1.9 million, or +18% vs. FY07). 4Q08 experienced the highest increase of 2008, adding 0.6 million subscribers.

Approximately 66% of the overall subscriber base is prepaid and 34% is postpaid (including “cuentas claras” plans).

Total voice traffic increased by 16% vs. FY07 while outgoing SMS traffic increased from a monthly average of 883 million messages in FY07 to 1,454 million (+65%) in FY08. Because of this raise in traffic and the increasing use of value-added services, the Average Monthly Revenue per User (“ARPU”) increased to P$41 in FY08, compared to P$39 in FY07. Meanwhile, the ARPU in 4Q08 amounted to P$42, stable when compared to 4Q07.

Revenues totaled P$6,565 million (+P$1,226 million or +23% vs. FY07). Service revenues increased by P$1,097 million or 23% vs. FY07, reaching P$5,853 million; furthermore, value-added services totaled P$1,735 million (+P$471 million or 37%, vs. FY07), 30% of service revenues. Additionally, handset sales grew by P$129 million (+22%) compared to FY07, reaching P$712 million.

3	www.telecom.com.ar

Commercial Activities

During 4Q08, Personal continued developing its commercial efforts focusing on different segments. That is why it launched original packs, with the purpose of providing Personal’s customers with more flexibility and convenient offers.

Furthermore, Personal continued to expand 3G network coverage, as well as the offer of new Smartphones, Mobile Broadband USB Modems and Netbooks. Additionally, the Company expanded its commercial offices, opening new customer centers in Viedma (Rio Negro), San Rafael (Mendoza), Comodoro Rivadavia (Chubut), Villa María (Córdoba) and Rio Cuarto (Córdoba).

Moreover, Personal continued providing innovative value added services, as the download of CNN en Español contents.

In line with its focus strategy in music, Personal put into practice several promotional actions such as handsets with music related contents.

Finally, Personal closed FY08 having strengthened its leadership position in brand recognition, with particular focus in youth segment.

Núcleo

Personal’s controlled subsidiary that operates in Paraguay generated revenues equivalent to P$390 million during FY08 (-10% vs. FY07).

The global crisis affected Paraguayan economy, where the depreciation of its currency and a lower level of activity were the last evident effects.

The devaluation of the Guaraní in the 4Q08 originated a reduction in revenues due to the consequent conversion of the full year revenues to the end of period exchange rate. The Guaraní appreciated 18% against the dollar in the first half, but with the deepening of the financial crisis in October, it suffered a strong depreciation of 23%. This conversion effect had a negative impact of P$46 million in revenues of 4Q08 and FY08.

By the end of December 2008, the subscriber base reached approximately 1.8 million customers (+12% vs. FY07). Prepaid and Postpaid customers represented 90% and 10%, respectively.

Consolidated Operating Costs

The Cost of Services Provided, Administrative Expenses and Selling Expenses totaled P$8,567 million in FY08, which represents an increase of P$1,129 million, or +15%, vs. FY07. This increase in costs is a consequence of the increase in revenues, inflationary effects on the costs structure, and higher expenses related to the competition in the cellular business and internet.

The cost breakdown is as follows:

- Salaries and Social Security Contributions: totaled P$1,217 million (+27% vs. FY07), affected by increases in salaries and social security imposed by law, the increase in mobile headcount that accompanied the evolution of the cellular business, and the absorption of 46 employees from Cubecorp S.A.

4	www.telecom.com.ar

- Taxes: reached P$825 million (+25% vs. FY07), influenced mainly by a higher rates in turnover taxes and additional charges related to Universal Service.

- Maintenance, materials and supplies reached P$541 million (+21% vs. FY07), mostly due to an increase in costs that followed inflation.

- Network access costs (includes TLRD, Roaming, Interconnection, international settlement charges and lease of circuits): amounted to P$1,366 million (+19% vs. FY07) generated by higher traffic between cellular operators that accompany the increase in revenues.

- Fees for services: reached P$389 million (+30% vs. FY07), mainly caused by the evolution of prices that followed inflation.

- Agents, prepaid card commissions and other commissions: were P$928 million (+11% vs. FY07), mainly due to the increase in commissions paid to commercial agents and card distribution costs, as a higher volume of revenues was registered.

- Advertising: amounted to P$388 million (+27% vs. FY07) oriented towards supporting the commercial activity in cellular telephony and Internet, and to strengthen the brand position of the Telecom Group.

- Cost of handsets sold: totaled P$1,026 million (+15% vs. FY07) mainly due to an increase in the number of terminals sold. Despite this, handset subsidies were less than in FY07 and represented P$268 million (-P$17 million vs. FY07).

- Others Costs (includes bad debt expense, cost of directories publishing, transportation and freight, insurance, energy, water and others, rental expense and international and satellite connectivity: totaled P$598 million (+27% vs. FY07). This increase was due to the inflationary effects on related services.

- Depreciation of Fixed and Intangible Assets: reached P$1,289 million (-9% vs. FY07). Fixed-line telephony totaled P$822 million (-1% vs. FY07) and Cellular telephony P$467 million (-21% vs. FY07), as TDMA technology depreciation charges ended in March 2008.

Consolidated Financial and Holding Results

Financial and Holding Results resulted in a loss of P$265 million, an improvement of P$176 million vs. FY07. This was due to P$110 million less net interest, the positive effect of P$61 million of holding results generated by inventories and the gain on purchase of notes of P$34 million. This positive impact compensated the loss of P$32 million registered in foreign currency exchange losses.

Consolidated Net Financial Debt

As of December 31, 2008, Net Financial Debt (Loans before the effect of NPV valuation, minus Cash, Cash Equivalents and Other credits from derivative Investments for Notes) amounted to P$912 million, a reduction of P$1,143 million as compared to December 2007.

From October 16, 2008 to December 31, 2008, Telecom Argentina and Telecom Personal purchased Notes pursuant to market purchase transactions. In the case of Telecom Argentina, it has acquired an aggregate principal nominal amount of euros 79 million of Telecom’s Series A Regulation S Euro Notes Due 2014 (equivalent to an outstanding amount of euros 32 million). In the case of Telecom Personal, it has acquired an aggregate principal amount of US$40 million of Personal´s Series 3 Medium Term Notes due 2010. These notes were acquired in market transactions, with both companies’ cash.

During January 2009, Personal purchased a nominal amount of US$4 million Series 3 Notes due 2010.

The Notes acquired were cancelled according to the terms and conditions of the Indenture.

Consolidated Capital Expenditures

During FY08, the Company invested P$1,597 million (excluding materials), in fixed and intangible assets. This amount was allocated to Voice, Data and Internet businesses (P$834 million) and cellular business (P$763 million).

5	www.telecom.com.ar

Main capex projects are related to the expansion of broadband services and to the upgrade of the network for next generation services (NGN), the improvement of the network (capacity, coverage and 3G), and the launch of new and innovative value-added services.

In relative terms, capex reached 15% of the revenues, within industry standards.

Furthermore, due to a careful management of capex, Telecom reached a ratio of operating profit to net investment capital of 36% for FY08.

Other Initiatives

Related to the corporate market, during 4Q08 Telecom continued enhancing its position as an integrated provider of innovative ICT solutions, conceived to satisfy specific needs of each business segment and contribute to the improvement of government administration.

During this quarter, Telecom Argentina was distinguished with a certification that endorses the fulfillment of Communication “A 4609” from the Central Bank of Argentina to its datacenters in Cordoba and Bosque Alegre’s housing service, adding to those received for the Buenos Aires datacenter. This certification is a requirement to provide services to financial entities, one of the segments that have grown the most during the year.

Likewise, during December, Telecom validated ISO 9001:2000 certifications for the third time, originally obtained in 2001, related to wholesale client procedures in order to improve quality administration and enhance standard solutions offered to that segment.

Recent relevant Matters

Standard & Poor’s Ratings Services announced on February 12, 2009, that it had downgraded to ‘B-’ from ‘B’ the foreign currency ratings on Telecom Argentina and Telecom Personal in line with the increase in Convertibility and Transferability risk assigned to Argentina. Additionally, Standard & Poor’s, has also rated the local currency ´B´ for both companies in Credit Watch as it reviews the impact of other country risks factors.

On January 1, 2009, Telecom incorporated by merger Cubecorp Argentina S.A a “world class infrastructure” datacenter with the objective of simplifying administration and taking advantage of professional and qualified staff from both companies. As part of this agreement, a migration plan was initiated to transfer Telecom Argentina and Telecom Personal data centers to Pacheco, Buenos Aires Province premises.

***********

6	www.telecom.com.ar

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers directly or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission and Internet services, among other services. Additionally, through a controlled subsidiary, the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company where the common stock (approximately 68% of capital stock) is owned by Sofora Telecomunicaciones S.A. Additionally, Nortel capital stock is comprised of preferred shares that are held by minority shareholders.

As of December 31, 2008, Telecom had 984,380,978 shares outstanding.

(*) Employee Stock Ownership Program

For more information, please contact the Investor Relations Department:

Pedro Insussarry 54-11-4968-3743	Solange Barthe Dennin 54-11-4968-3752	Evangelina Sánchez 54-11-4968-3718	Ruth Fuhrmann 54-11-4968-4448	Horacio Nicolás del Campo 54-11-4968-6236

Voice Mail: 54-11-4968-3628

Fax: 54-11-4313-5842

E-mail: relinver@ta.telecom.com.ar

For information about Telecom Group services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

(Financial tables follow) ******* Enrique Garrido Chairman *******

7	www.telecom.com.ar

Consolidated information

ANNUAL PERIOD AND FOURTH QUARTER - FISCAL YEAR 2008

(In millions of Argentine pesos, except statistical data)

1- Consolidated Balance Sheet

	Dec-31	Dec-31
	2008	2007	Δ$	Δ%
Cash, equivalents and investments	1.125	992	133	13%
Trade receivables	1.009	898	111	12%
Other current assets	458	494	(36)	-7%

TOTAL CURRENT ASSETS	2.592	2.384	208	9%

Fixed & Intangible assets	6.960	6.498	462	7%
Other non-current assets	97	289	(192)	-66%

TOTAL NON-CURRENT ASSETS	7.057	6.787	270	4%

TOTAL ASSETS	9.649	9.171	478	5%

Accounts payable	1.769	1.640	129	8%
Loans	1.355	1.474	(119)	-8%
Reserves	36	49	(13)	-27%
Other current liabilities	901	480	421	88%

TOTAL CURRENT LIABILITIES	4.061	3.643	418	11%

Accounts payable	27	—	27	—
Loans	688	1.724	(1.036)	-60%
Reserves	319	243	76	31%
Other non-current liabilities	453	452	1	0%

TOTAL NON-CURRENT LIABILITIES	1.487	2.419	(932)	-39%

TOTAL LIABILITIES	5.548	6.062	(514)	-8%

Minority Interest	81	79	2	3%
Shareholders’ equity	4.020	3.030	990	33%

TOTAL LIABILITIES AND EQUITY	9.649	9.171	478	5%

2- Consolidated Loans

	Dec-31	Dec-31
	2008	2007	Δ$	Δ%
Corporate Bonds	1.255	1.372	(117)	-9%
Banks and others	89	69	20	29%
Accrued interest	20	30	(10)	-33%
Derivatives	—	3	(3)	-100%

TOTAL CURRENT LOANS	1.364	1.474	(110)	-7%

Corporate Bonds	688	1.781	(1.093)	-61%
Banks and others	—	5	(5)	-100%

TOTAL NON-CURRENT LOANS	688	1.786	(1.098)	-61%

TOTAL LOANS (without NPV effect)	2.052	3.260	(1.208)	-37%

Derivatives valuation effect for notes (Other Current Credits)	9	212	(203)	-96%
Cash and cash equivalents	1.131	993	138	14%

NET FINANCIAL DEBT (without NPV effect)	912	2.055	(1.143)	-56%

	Dec-31	Dec-31
	2008	2007	Δ$	Δ%
Financial and Holding results
Financial results generated by assets
Interest on short term investments	86	95	(9)	-9%
Foreign currency exchange gains	104	26	78	300%
Holding results generated by inventories	2	(59)	61	-103%
Other financial results	7	—	7	—

Total Financial results generated by assets	199	62	137	221%

Financial results generated by liabilities
Interest	(236)	(355)	119	-34%
Foreign currency exchange losses	(262)	(152)	(110)	72%
Others	34	4	30

Total Financial results generated by liabilities	(464)	(503)	39	-8%

TOTAL FINANCIAL AND HOLDING RESULTS	(265)	(441)	176	-40%

8	www.telecom.com.ar

3- Consolidated Income Statement Annual Comparison

	Dec-31	Dec-31
	2008	2007	Δ$	Δ%
Net revenues	10.608	9.074	1.534	17%
Cost of services provided	(5.648)	(4.973)	(675)	14%

GROSS PROFIT	4.960	4.101	859	21%

Administrative expenses	(368)	(313)	(55)	18%
Selling expenses	(2.551)	(2.152)	(399)	19%

OPERATING PROFIT	2.041	1.636	405	25%

Financial and holding results	(265)	(441)	176	-40%
Other expenses, net	(268)	(98)	(170)	173%

RESULTS FROM ORDINARY OPERATIONS	1.508	1.097	411	37%

Taxes on income	(535)	(292)	(243)	83%
Minority interest	(12)	(23)	11	-48%

NET INCOME BEFORE DISCONTINUED OPERATIONS	961	782	179	23%

RESULTS FROM DISCONTINUED OPERATIONS	—	102	(102)	-100%

NET INCOME	961	884	77	9%

OPERATING (LOSS)/PROFIT BEFORE D & A	3.330	3.052	278	9%
As a % of Net Revenues	31,4%	33,6%

4- Consolidated Income Statement Three-Months Comparison

	Dec-31	Dec-31
	2008	2007	Δ$	Δ%
Net revenues	2.819	2.559	260	10%
Cost of services provided	(1.544)	(1.419)	(125)	9%

GROSS PROFIT	1.275	1.140	135	12%

Administrative expenses	(86)	(84)	(2)	2%
Selling expenses	(688)	(621)	(67)	11%

OPERATING PROFIT	501	435	66	15%

Financial and holding results	(153)	(118)	(35)	30%
Other expenses, net	(127)	(22)	(105)	477%

RESULTS FROM ORDINARY OPERATIONS	221	295	(74)	-25%

Taxes on income	(89)	(17)	(72)	424%
Minority interest	(2)	(8)	6	-75%

NET INCOME BEFORE DISCONTINUED OPERATIONS	130	270	(140)	-52%

RESULTS FROM DISCONTINUED OPERATIONS	—	—	—	—

NET INCOME	130	270	(140)	-52%

OPERATING (LOSS)/PROFIT BEFORE D & A	828	800	28	3%
As a % of Net Revenues	29,4%	31,3%

9	www.telecom.com.ar

5- Consolidated Revenues Breakdown Annual Comparison

	Dec-31	Dec-31
	2008	2007	Δ$	Δ%
Fixed Telephony	2.432	2.331	101	4%

Measured service Local	463	462	1	0%
Measured service DLD	505	498	7	1%
Monthly charges	799	746	53	7%
Public telephones	86	117	(31)	-26%
Interconnection	400	373	27	7%
Others	179	135	44	33%

International Telephony	269	270	(1)	0%

Data transmission & Internet	952	701	251	36%

Data	217	173	44	25%
Internet	735	528	207	39%
Measured service	53	60	(7)	-12%
Monthly charges	678	464	214	46%
Modems	4	4	—	0%

Cellular Telephony	6.955	5.772	1.183	20%

Telecom Personal	6.565	5.339	1.226	23%

Monthly fee and measured service	1.410	1.181	229	19%
Pre-paid card	952	807	145	18%
Calling Party Pays	560	558	2	0%
TLRD *	787	592	195	33%
VAS	1.735	1.264	471	37%
Handset sales	712	583	129	22%
Others	409	354	55	16%

Núcleo	390	433	(43)	-10%

Monthly fee and measured service	45	63	(18)	-29%
Pre-paid card	224	238	(14)	-6%
Calling Party Pays	22	41	(19)	-46%
TLRD *	49	53	(4)	-8%
VAS	7	5	2	40%
Handset sales	8	7	1	14%
Others	35	26	9	35%

TOTAL NET REVENUES	10.608	9.074	1.534	17%

* Charges for the temination of calls of the cellular operators.

6- Consolidated Revenues Breakdown Three-Months Comparison

	Dec-31	Dec-31
	2008	2007	Δ$	Δ%
Fixed Telephony	627	615	12	2%

Measured service	246	249	(3)	-1%
Local	117	116	1	1%
DLD	129	133	(4)	-3%
Monthly charges	204	191	13	7%
Public telephones	20	28	(8)	-29%
Interconnection	113	100	13	13%
Others	44	47	(3)	-6%

International Telephony	72	76	(4)	-5%

Data transmission & Internet	271	191	80	42%

Data	58	47	11	23%
Internet	213	144	69	48%
Measured service	13	13	—	0%
Monthly charges	199	130	69	53%
Modems	1	1	—	0%

Cellular Telephony	1.849	1.677	172	10%

Telecom Personal	1.785	1.540	245	16%

Monthly fee and measured service	363	313	50	16%
Pre-paid card	263	227	36	16%
Calling Party Pays	147	151	(4)	-3%
TLRD *	210	166	44	27%
VAS	478	391	87	22%
Handset sales	189	182	7	4%
Others	135	110	25	23%

Núcleo	64	137	(73)	-53%

Monthly fee and measured service	2	16	(14)	-88%
Pre-paid card	38	77	(39)	-51%
Calling Party Pays	2	11	(9)	-82%
TLRD *	8	15	(7)	-47%
VAS	1	2	(1)	-50%
Handset sales	2	2	—	0%
Others	11	14	(3)

TOTAL NET REVENUES	2.819	2.559	260	10%

* Charges for the temination of calls of the cellular operators.

10	www.telecom.com.ar

7- Consolidated Income Statement by segments Fiscal Year 2008
(In million of Argentine pesos)

	Segments			Variation vs FY07
	Voice, Data and Internet	Cellular Telephony	Consolidated	Δ$	Δ%
NET REVENUES	3.653	6.955	10.608	1.534	17%

Salaries and social security contributions	(931)	(286)	(1.217)	(257)	27%
Taxes	(223)	(602)	(825)	(165)	25%
Materials and supplies	(373)	(168)	(541)	(94)	21%
Doubtful accounts	(10)	(57)	(67)	4	-6%
Interconnection cost	(156)	—	(156)	(5)	3%
Settlement charges	(145)	—	(145)	(7)	5%
Lease of lines and circuits	(67)	(57)	(124)	(23)	23%
Service fees	(181)	(208)	(389)	(89)	30%
Advertising	(137)	(251)	(388)	(82)	27%
Agent, Prepaid card commissions and other commissions	(94)	(834)	(928)	(94)	11%
Cost of voice, data and cellular handsets	(38)	(988)	(1.026)	(133)	15%
Roaming and TLRD	—	(941)	(941)	(181)	24%
Others	(264)	(267)	(531)	(130)	32%

Operating Profit before D&A	1.034	2.296	3.330	278	9%

Operating Profit before D&A Margin	28%	33%	31%	-2%	-7%
Depreciation of fixed assets	(806)	(461)	(1.267)	110	-8%
Amortization of intangible assets	(16)	(6)	(22)	17	-44%

OPERATING RESULTS	212	1.829	2.041	405	25%

FINANCIAL AND HOLDING INCOME	(166)	(99)	(265)	176	-40%
OTHER EXPENSES, NET	(212)	(56)	(268)	(170)	173%

INCOME FROM ORDINARY OPERATIONS	(166)	1.674	1.508	411	37%

Taxes on income	(143)	(392)	(535)	(243)	83%
Minority interest	—	(12)	(12)	11	-48%

NET INCOME BEFORE DISCONTINUED OPERATIONS	(309)	1.270	961	179	23%

RESULTS FROM DISCONTINUED OPERATIONS	—	—	—	(102)	-100%

NET INCOME	(309)	1.270	961	77	9%

8- Consolidated Income Statement by segments Fiscal Year 2007
(In million of Argentine pesos)

	Segments
	Voice, Data and Internet	Cellular Telephony	Consolidated
NET REVENUES	3.302	5.772	9.074

Salaries and social security contributions	(744)	(216)	(960)
Taxes	(196)	(464)	(660)
Materials and supplies	(307)	(140)	(447)
Doubtful accounts	(12)	(59)	(71)
Interconnection cost	(151)	—	(151)
Settlement charges	(138)	—	(138)
Lease of lines and circuits	(58)	(43)	(101)
Service fees	(140)	(160)	(300)
Advertising	(89)	(217)	(306)
Agent, Prepaid card commissions and other commissions	(75)	(759)	(834)
Cost of voice, data and cellular handsets	(18)	(875)	(893)
Roaming and TLRD	—	(760)	(760)
Others	(188)	(213)	(401)

Operating Profit before D&A	1.186	1.866	3.052

Operating Profit before D&A Margin	36%	32%	34%
Depreciation of fixed assets	(815)	(562)	(1.377)
Amortization of intangible assets	(13)	(26)	(39)

OPERATING RESULTS	358	1.278	1.636

FINANCIAL AND HOLDING INCOME	(262)	(179)	(441)
Other expenses, Net	(61)	(37)	(98)

INCOME FROM ORDINARY OPERATIONS	35	1.062	1.097

Taxes on income	(60)	(232)	(292)
Minority interest	—	(23)	(23)

NET INCOME BEFORE DISCONTINUED OPERATIONS	(25)	807	782

RESULTS FROM DISCONTINUED OPERATIONS	102	—	102

NET INCOME	77	807	884

This exposition of the financial statements is not coincident with the individual financial statements for each company due to the eliminations of intercompany operations.

11	www.telecom.com.ar

9- Consolidated Income Statement by segments Fourth Quarter - FY 2008
(In million of Argentine pesos)

	Segments			Variation vs 4Q07
	Voice, Data and Internet	Cellular Telephony	Consolidated	Δ$	Δ%
NET REVENUES	970	1.849	2.819	260	10%

Salaries and social security contributions	(267)	(78)	(345)	(97)	39%
Taxes	(53)	(159)	(212)	(19)	10%
Materials and supplies	(106)	(48)	(154)	(14)	10%
Doubtful accounts	(3)	(14)	(17)	(5)	42%
Interconnection cost	(37)	—	(37)	1	-3%
Settlement charges	(37)	—	(37)	—	0%
Lease of lines and circuits	(20)	(22)	(42)	(7)	20%
Service fees	(55)	(63)	(118)	(28)	31%
Advertising	(40)	(58)	(98)	9	-8%
Agent, Prepaid card commissions and other commissions	(27)	(229)	(256)	(17)	7%
Cost of cellular handsets	(9)	(286)	(295)	(9)	3%
Roaming and TLRD	—	(244)	(244)	(28)	13%
Others	(77)	(59)	(136)	(18)	15%

Operating Profit before D&A	239	589	828	28	4%

Operating Profit before D&A Margin	25%	32%	29%	-2%	-6%
Depreciation of fixed assets	(212)	(109)	(321)	37	-10%
Amortization of intangible assets	(4)	(2)	(6)	1	-14%

OPERATING RESULTS	23	478	501	66	15%

FINANCIAL AND HOLDING INCOME	(103)	(50)	(153)	(35)	30%
Other expenses, net	(109)	(18)	(127)	(105)	477%

INCOME FROM ORDINARY OPERATIONS	(189)	410	221	(74)	-25%

Taxes on income	1	(90)	(89)	(72)	424%
Minority interest	—	(2)	(2)	6	-75%

NET INCOME BEFORE DISCONTINUED OPERATIONS	(188)	318	130	(140)	-52%

RESULTS FROM DISCONTINUED OPERATIONS	—	—	—	—	0%

NET INCOME	(188)	318	130	(140)	-52%

10- Consolidated Income Statement by Segments Fourth Quarter - FY 2007
(In million of Argentine pesos)

	Segments
	Voice, Data and Internet	Cellular Telephony	Consolidated
NET REVENUES	882	1.677	2.559

Salaries and social security contributions	(187)	(61)	(248)
Taxes	(53)	(140)	(193)
Materials and supplies	(94)	(46)	(140)
Doubtful accounts	—	(12)	(12)
Interconnection cost	(38)	—	(38)
Settlement charges	(37)	—	(37)
Lease of lines and circuits	(18)	(17)	(35)
Service fees	(43)	(47)	(90)
Advertising	(38)	(69)	(107)
Agent, Prepaid card commissions and other commissions	(23)	(216)	(239)
Cost of cellular handsets	(8)	(278)	(286)
Roaming and TLRD	—	(216)	(216)
Others	(57)	(61)	(118)

Operating Profit before D&A	286	514	800

Operating Profit before D&A Margin	32%	31%	31%
Depreciation of fixed assets	(199)	(159)	(358)
Amortization of intangible assets	(3)	(4)	(7)

OPERATING RESULTS	84	351	435

FINANCIAL AND HOLDING INCOME	(90)	(28)	(118)
Other expenses, Net	(1)	(21)	(22)

INCOME FROM ORDINARY OPERATIONS	(7)	302	295

Taxes on income	43	(60)	(17)
Minority interest	—	(8)	(8)

NET INCOME BEFORE DISCONTINUED OPERATIONS	36	234	270

RESULTS FROM DISCONTINUED OPERATIONS	—	—	—

NET INCOME	36	234	270

12	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Unconsolidated Information

ANNUAL PERIOD AND FOURTH QUARTER - FISCAL YEAR 2008

(In millions of Argentine pesos)

11- Balance Sheet

	Dec-31	Dec-31
	2008	2007	Δ$	Δ%
Cash, equivalents and investments	571	755	(184)	-24%
Trade receivables	487	438	49	11%
Other current assets	83	283	(200)	-71%

TOTAL CURRENT ASSETS	1.141	1.476	(335)	-23%

Other Trade receivables	55	258	(203)	-79%
Fixed & Intangible assets	4.069	4.073	(4)	0%
Investments	1.825	1.192	633	53%
Other non-current assets	3	5	(2)	-40%

TOTAL NON-CURRENT ASSETS	5.952	5.528	424	8%

TOTAL ASSETS	7.093	7.004	89	1%

Accounts payable	813	761	52	7%
Loans	1.263	1.360	(97)	-7%
Reserves	25	39	(14)	-36%
Other current liabilities	290	226	64	28%

TOTAL CURRENT LIABILITIES	2.391	2.386	5	0%

Accounts payable	27	—	27	—
Loans	—	967	(967)	-100%
Compensation and social benefits payable	82	43	39	91%
Taxes Payable	212	283	(71)	-25%
Others liabilities	116	99	17	17%
Reserves	245	196	49	25%

TOTAL NON-CURRENT LIABILITIES	682	1.588	(906)	-57%

TOTAL LIABILITIES	3.073	3.974	(901)	-23%

Shareholders’ equity	4.020	3.030	990	33%

TOTAL LIABILITIES AND EQUITY	7.093	7.004	89	1%

12- Income Statement Annual Comparison

	Dec-31	Dec-31
	2008	2007	Δ$	Δ%
Net revenues	4.226	3.772	454	12%
Cost of services provided	(2.318)	(2.046)	(272)	-13%

GROSS PROFIT	1.908	1.726	182	11%

Administrative expenses	(233)	(191)	(42)	-22%
Selling expenses	(893)	(709)	(184)	-26%

OPERATING PROFIT	782	826	(44)	-5%

Equity income from related companies	694	328	366	112%
Financial & holding results	(162)	(260)	98	38%
Other incomes & expenses net	(210)	(51)	(159)	-312%

RESULTS FROM ORDINARY OPERATIONS	1.104	843	261	31%

Taxes on income	(143)	(59)	(84)	142%

NET INCOME BEFORE DISCONTINUED OPERATIONS	961	784	177	23%

RESULTS FROM DISCONTINUED OPERATIONS	—	100	(100)	-100%

NET INCOME	961	884	77	9%

Operating Profit before D&A	1.598	1.653	(55)	-3%
As a % of Net Revenues	37,8%	43,8%

	Dec-31	Dec-31
	2008	2007	Δ$	Δ%
Financial and Holding results
Financial results generated by assets
Interest on short term investments	61	75	(14)	-19%
Foreign currency exchange gains	67	21	46	219%
Other financial results	1	—	1	—

Total Financial results generated by assets	129	96	33	34%

Financial results generated by liabilities
Interest	(144)	(240)	96	-40%
Others	(174)	(116)	(58)	50%
Other financial results	27	—	27	—

Total Financial results generated by liabilities	(291)	(356)	65	-18%

TOTAL FINANCIAL AND HOLDING RESULTS	(162)	(260)	98	-38%

13	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Unconsolidated Information

ANNUAL PERIOD AND FOURTH QUARTER - FISCAL YEAR 2008

(In millions of Argentine pesos)

13- Income Statement Three-Months Comparison
	Dec-31	Dec-31
	2008	2007	Δ$	Δ%
Net revenues	1.127	1.016	111	11%
Cost of services provided	(641)	(549)	(92)	17%

GROSS PROFIT	486	467	19	4%

Administrative expenses	(71)	(47)	(24)	51%
Selling expenses	(232)	(203)	(29)	14%

OPERATING PROFIT	183	217	(34)	-16%

Equity income from related companies	155	93	62	67%
Financial & holding results	(101)	(90)	(11)	12%
Other incomes & expenses net	(108)	6	(114)	-1900%

RESULTS FROM ORDINARY OPERATIONS	129	226	(97)	-43%

Taxes on income	1	44	(43)	-98%

NET INCOME BEFORE DISCONTINUED OPERATIONS	130	270	(140)	-52%

RESULTS FROM DISCONTINUED OPERATIONS	—	—	—	—
NET INCOME	130	270	(140)	-52%

Operating Profit before D&A	396	419	(23)	-5%
As a % of Net Revenues	35,1%	41,2%

14	www.telecom.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: March 9, 2009	By:	/s/ Enrique Garrido
	Name:	Enrique Garrido
	Title:	Chairman of the Board of Directors